United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Jenifer Gallagher

December 3, 2009

Re:	Rockwell Diamonds Inc
Form 20-F for the Fiscal Year Ended February 28, 2009 filed on September 14, 2009
File No. 000-30588

Dear Ms. Gallagher,

We are in receipt of your letter (“Comment Letter”) dated November 19, 2009 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 20-F for the fiscal year ended February 28, 2009 filed with the Commission by Rockwell Diamonds Inc. on September 14, 2009.

We are currently reviewing the contents of your Comment Letter and anticipate providing you with a response on or before January 8, 2010.

If you have further questions or need additional information, please contact Desmond Morgan, Chief Financial Officer, at 27(11)481-7200. Thank you for your time and consideration.

Sincerely,

ROCKWELL DIAMONDS INC

/s/ Desmond Morgan

Desmond Morgan
Chief Financial Officer